Exhibit 99.1

August 10, 2022

Dear Shareholder,

You are cordially invited to attend the 2022 Annual General Meeting of Shareholders (the “Meeting”) of AudioCodes Ltd. (“we”, the “Company” or “AudioCodes”), to be held on September 14, 2022, at 2:00 p.m., local time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the enclosed Notice of Annual General Meeting of Shareholders (the “Notice”). The Meeting will be held at the offices of the Company located at 1 Hayarden Street, Airport City, Lod 7019900, Israel. The telephone number at that address is +972-3-976-4000.

At the Meeting, shareholders of the Company will be asked to consider and vote on the matters listed in the Notice. AudioCodes’ Board of Directors recommends that you vote FOR all of the proposals listed in the Notice. Management will also report on the general affairs of AudioCodes, and a discussion period will be provided for questions and comments of general interest to shareholders.

Whether or not you plan to attend the Meeting, it is important that your Ordinary Shares (as defined below) be represented and voted at the Meeting. Accordingly, after reading the Notice and the accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided, or vote your shares by either calling the telephone number or visiting the website specified on your voting instruction form or proxy card by the cutoff time so specified. If you vote by telephone or internet, you do not need to mail back your proxy card.

If a shareholder’s shares are held through a member of the Tel-Aviv Stock Exchange Ltd. (a “TASE Member”) for trading thereon, such shareholder may vote in person or via proxy at the meeting or by delivering or mailing (via registered mail) his, her or its completed written ballot (in the form filed by the Company via the MAGNA online platform (“MAGNA”) of the Israel Securities Authority (the “ISA”)) to the offices of the Company at the following address: 1 Hayarden Street, Airport City, Lod 7019900, Israel, Attention: Chief Legal Officer. Voting at the Meeting or by way of a written ballot requires proof of ownership (Ishur Ba’alut) as of August 9, 2022 (the “Record Date”), issued by a TASE Member. Alternatively, shares held via a TASE Member may be voted electronically via the ISA’s electronic voting system, up to six hours before the time fixed for the Meeting. Shareholders should receive instructions about electronic voting from the TASE Members through which they hold their shares.

We urge all shareholders of the Company to review the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, which was filed with the United States Securities and Exchange Commission (the “SEC”) on April 28, 2022, and the Company’s quarterly results of operations submitted to the SEC subsequently as reports on Form 6-K, all of which are available on the Company’s website at www.audiocodes.com and on the SEC’s website at www.sec.gov.

We look forward to greeting as many of you as can attend the Meeting.

Sincerely,

/s/ Stanley Stern
Stanley Stern
Chairman of the Board of Directors

AUDIOCODES LTD.

NOTICE OF 2022 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 14, 2022

TO THE SHAREHOLDERS OF AUDIOCODES LTD.:

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders (the “Meeting”) of AudioCodes Ltd., a company formed under the laws of the State of Israel (the “Company” or “AudioCodes”), will be held on September 14, 2022, at 2:00 p.m., local time, at the principal executive offices of the Company located at 1 Hayarden Street, Airport City, Lod 7019900, Israel (the telephone number at that address is +972-3-976-4000), for the following purposes:

(1)	To reelect Ms. Zehava Simon as a Class I Director for an additional term of three years (“Proposal One”);
(2)	To reelect Ms. Shira Fayans Birenbaum as a Class II Director for a term of one year (“Proposal Two”);
(3)	To approve the renewal of the compensation policy for officers and directors of the Company (“Proposal Three”);
(4)	To approve the grant of up to 7,500 Restricted Share Units (“RSUs”) to each newly appointed director of the Company, other than directors currently employed by the Company (“Proposal Four”);
(5)	To approve the grant of 3,750 RSUs to Ms. Shira Fayans Birenbaum (“Proposal Five”);
(6)	To ratify the appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the year ending December 31, 2022, and to authorize the Board of Directors (the “Board”) (or the Audit Committee of the Board, if so authorized by the Board) to determine the compensation of the auditors (“Proposal Six”); and
(7)	To review and discuss the audited Consolidated Financial Statements of the Company for the year ended December 31, 2021.

The foregoing items of business are more fully described in the Proxy Statement that is attached to this Notice (the “Proxy Statement”) and that is being mailed to the Company’s shareholders as of the Record Date (as defined below). A copy of the Proxy Statement is also available at the following websites: http://www.tase.co.il/ or http://www.magna.isa.gov.il (the “Distribution Sites”). Furthermore, shareholders of the Company may obtain the Proxy Statement by contacting the Company directly, at the following telephone number: +972-3-976-4000. Shareholders may send statements of position in accordance with Israeli law to the Company no later than September 4, 2022. As more fully described in the Proxy Statement, shareholders of the Company may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than August 9, 2022. If the Company determines that a shareholder proposal has been duly and timely received and is appropriate under applicable Israeli law and the Company’s Articles of Association, the Company will publish a revised agenda in the manner set forth in the Proxy Statement.

Each member of the Tel-Aviv Stock Exchange Ltd. (each, a “TASE Member”) shall e-mail, upon request and without charge, a link to the Distribution Sites, to each shareholder who is not listed in the Company’s shareholder register and whose shares are held through the TASE Member; provided, that, each shareholder’s request shall have been submitted (a) with respect to a specific securities account, and (b) prior to August 9, 2022 (the “Record Date”).

A shareholder whose shares are held through a TASE Member may obtain, upon request from the TASE Member, a certification of ownership regarding his, her or its shares. Such certification may be obtained in the TASE Member’s offices or alternatively may be sent to the shareholder by mail (subject to payment of the cost of mailing), at the election of the shareholder; provided, that, the shareholder’s request shall have been submitted with respect to a specific securities account. Such shareholder may vote in person or via proxy at the meeting or by delivering or mailing (via registered mail) his, her or its completed Hebrew written ballot (in the form filed by the Company via the MAGNA online platform (“MAGNA”) of the Israel Securities Authority (the “ISA”)) to the offices of the Company at the following address: 1 Hayarden Street, Airport City, Lod 7019900, Israel, Attention: Chief Legal Officer. Voting at the Meeting or by way of a written ballot requires proof of ownership (Ishur Baalut), as of the Record Date, issued by that TASE Member. Alternatively, shares held via a TASE Member may be voted electronically via the ISA’s electronic voting system, up to six hours before the time fixed for the Meeting. Each shareholder of the Company whose shares are held through a TASE Member should receive instructions about electronic voting from the TASE Member through which the shares are held.

Shareholders may review the detailed versions of the proposed resolutions at the offices of the Company located at 1 Hayarden Street, Airport City, Lod 7019900, Israel, during regular working hours. Only shareholders who hold Ordinary Shares, nominal value NIS 0.01, of the Company (“Ordinary Shares”) at the close of business on the Record Date will be entitled to receive notice of, and to vote at, the Meeting and any adjournments thereof.

Each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting. The affirmative vote of the holders of a majority of the voting power represented and voting on each of the proposals in person or by proxy is required to approve each of the proposals. In addition, in order to approve the renewal of the compensation policy for officers and directors of the Company in accordance with Proposal Three, either the (i) affirmative vote of the Ordinary Shares must include at least a majority of the Ordinary Shares voted by shareholders who are not controlling shareholders and do not have a personal interest in the approval of the proposal or (ii) total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution voted against this proposal must not represent more than two percent (2%) of the outstanding Ordinary Shares. For this purpose, you are asked to indicate on the enclosed proxy card or voting instruction form whether you (1) are a controlling shareholder or (2) have a personal interest in the adoption of Proposal Three. For a discussion of the definitions of “controlling shareholder” and “personal interest,” please see the section entitled “Vote Required” under Proposal Three below.

All shareholders of record on the Record Date are cordially invited to attend the Meeting in person. Any shareholder of the Company attending the Meeting may vote in person even if such shareholder previously signed and returned a proxy.

Shareholders may sign and return proxy cards to the Company no later than September 13, 2022, at 2:00 p.m. Israel time.

FOR THE BOARD OF DIRECTORS

Stanley Stern
Chairman of the Board

Lod, Israel
August 10, 2022

AUDIOCODES LTD.

PROXY STATEMENT FOR 2022 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 14, 2022

The enclosed proxy statement (this “Proxy Statement”) is solicited on behalf of the Company’s Board of Directors (the “Board”) of AudioCodes Ltd. (the “Company” or “AudioCodes”) for use at the Company’s Annual General Meeting of Shareholders (the “Meeting”) to be held on September 14, 2022, at 2:00 p.m., local time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying notice (the “Notice”). The Meeting will be held at the offices of the Company located at 1 Hayarden Street, Airport City, Lod 7019900, Israel. The telephone number at that address is +972-3-976-4000.

This Proxy Statement and the related proxy solicitation materials are first being distributed on or about August 10, 2022, and will be mailed to all Company shareholders entitled to vote at the Meeting.

INFORMATION CONCERNING SOLICITATION AND VOTING

Record Date and Shares Outstanding

You are entitled to receive notice of the Meeting and to vote at the Meeting if you were a shareholder of record of Ordinary Shares, nominal value NIS 0.01, of the Company (“Ordinary Shares”) at the close of business on August 9, 2022 (the “Record Date”). You are also entitled to receive notice of the Meeting and to vote at the Meeting if you held Ordinary Shares through a bank, broker or other nominee that was a shareholder of record of the Company at the close of business on the Record Date or that appeared in the participant listing of a securities depository on that date.

On the Record Date, 63,666,282 Ordinary Shares were issued, of which 31,774,987 Ordinary Shares were outstanding and 31,891,295 Ordinary Shares were held in treasury.

Revocability of Proxies

A form of proxy card for use at the Meeting or voting instruction form is attached. Please follow the instructions on the proxy card or voting instruction form. If specified on your voting instruction form or proxy card, you may vote your shares by calling the telephone number or visiting the website specified on your voting instruction form or proxy card by the cutoff time specified. If you vote by telephone or internet, you do not need to mail back your proxy card. If you return a duly executed proxy card to the Company, you may nevertheless still revoke and cancel your proxy card by filing a written notice of revocation with the Company by completing and returning a duly executed proxy card bearing a later date, or by voting in person at the Meeting. However, attendance at the Meeting will not alone constitute a revocation of a proxy. Ordinary Shares represented by a valid proxy card in the attached form will be voted in favor of all of the proposed resolutions to be presented to the Meeting, unless you clearly vote against a specific resolution in accordance with this Proxy Statement.

Quorum, Voting and Solicitation

At least two shareholders who attend the Meeting in person or by proxy will constitute a quorum at the Meeting, provided, that, they hold Ordinary Shares conferring in the aggregate more than fifty percent (50%) of the voting power of the Company. If a quorum is not present within thirty (30) minutes from the Meeting’s scheduled time, the Meeting will be adjourned to the same day the following week, at the same time and place. The Chairman of the Meeting may, however, adjourn the Meeting to a different day, time or place, with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the question of adjournment. At an adjourned Meeting, any two shareholders who attend the Meeting in person or by proxy will constitute a quorum. The vote necessary to approve the resolutions relating to the matters upon which you will be asked to vote is specified below immediately following each proposed resolution. Each outstanding Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting.

The Board is soliciting the attached proxy cards for the Meeting, primarily by mail and email. The original solicitation of proxies by mail and email may be further supplemented by solicitation by telephone and other means by certain officers, directors, employees and agents of the Company, but such persons will not receive additional compensation for rendering these services (however, they may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation). The Company will bear the cost of the solicitation of the proxy cards, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

Under Israeli law, if a quorum is present in person or by proxy, broker non-votes and abstentions will be disregarded and will have no effect on whether the requisite vote is obtained. “Broker non-votes” are shares held by brokers or other nominees that are present in person or by proxy, but which are not voted on a particular matter because instructions have not been received from the beneficial owner. Brokers and other nominees have discretionary authority pursuant to the applicable rules set forth under Israeli law to vote on “routine” matters. Therefore, if a brokerage firm holds any Ordinary Shares on your behalf, those Ordinary Shares will not be voted on the election and compensation of directors and officers (Proposal One through Proposal Six), which are not considered to be routine matters, unless you provide voting instructions by way of your proxy card. Thus, it is critical for each shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker as to how to vote those Ordinary Shares, if the shareholder wants those Ordinary Shares to count in the vote on Proposal One through Proposal Six.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For information concerning the compensation earned during 2021 by the Company’s five most highly-compensated office holders (as defined in the Israeli Companies Law, 5759-1999 (the “Companies Law”)), including base salary, share-based compensation, directors’ fees (where applicable) and all other compensation, please see “Item 6.B. Directors, Senior Management and Employees–Compensation” of the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, filed with the United States Securities and Exchange Commission (the “SEC”) on April 28, 2022, a copy of which is available on the Company’s website at www.audiocodes.com and on the SEC’s website at www.sec.gov.

BOARD OF DIRECTORS

The Board is currently composed of eight (8) directors, including two “outside directors” within the meaning of the Companies Law. The Company’s Articles of Association (the “Articles of Association”) provide for a classified board of directors, with the Company’s directors (other than its outside directors) being divided into Class I, Class II and Class III Directors. Following the Meeting, assuming the reelection of Ms. Zehava Simon as a Class I Director under Proposal One, and the reelection of Ms. Shira Fayans Birenbaum as a Class II Director under Proposal Two, the Board will consist of seven (7) directors, including two (2) outside directors within the meaning of the Companies Law.

During 2020 and 2021, each of the Company’s directors (with the exception of Ms. Shira Fayans Birenbaum, who was elected in March 2022) attended (i) over seventy-five percent (75%) of all Board meetings and (ii) over seventy-five percent (75%) of all of the meetings of each committee of the Board on which he or she serves. Since her election in March 2022, Ms. Shira Fayans Birenbaum has attended over (i) seventy-five percent (75%) of the meetings of the Board and (ii) over seventy-five percent (75%) of all of the meetings of each committee of the Board on which she serves.

The Company’s outside directors consist of (i) Dr. Eyal Kishon, whose term expires in 2023, and (ii)Mr. Doron Nevo, whose term expires in 2024. These two outside directors have each been determined by the Board to meet the independence requirements of the NASDAQ Global Select Market (“NASDAQ”), where the Ordinary Shares are listed.

The term of Ms. Zehava Simon as a Class I Director expires at the Meeting and she has been nominated for reelection at the Meeting (please see Proposal One). The term of Mr. Lior Aldema as a Class I Director expires at the Meeting and he declined to stand for reelection at the Meeting due to the need to focus on an increased workload at the Company. The term of Ms. Shira Fayans Birenbaum as a Class II Director expires at the Meeting and she has been nominated for reelection at the Meeting (please see Proposal Two). The Company’s Class II Director, Mr. Joseph Tenne, will hold office until the 2023 Annual General Meeting of Shareholders (the “2023 AGM”). The Company’s Class III Directors, Messrs. Stanley Stern and Shabtai Adlersberg, will hold office until the 2024 Annual General Meeting of Shareholders.

In accordance with the Companies Law, each of the Company’s directors who is standing for reelection or election at the Meeting has certified to the Company that he or she meets all the requirements of the Companies Law for the election as director of a public company, and possesses the necessary qualifications, and has sufficient time to devote, in order to fulfill his or her duties as a director of the Company, taking into account the Company’s size and special needs.

Mr. Stanley Stern, Mr. Shabtai Adlersberg, Mr. Joseph Tenne, Dr. Eyal Kishon and Mr. Doron Nevo are not standing for reelection at the Meeting. Accordingly, biographical information concerning each of the foregoing directors follows for informational purposes only.

Stanley Stern became a director and our Chairman of the Board in December 2012. Since 2013, Mr. Stern has served as the president of Alnitak Capital, a private merchant bank and strategic advisory firm. Mr. Stern serves as a director of Ormat Technologies, Inc. (NYSE and TASE: ORA) and Radware Ltd. (NASDAQ: RDWR). From 2004 until 2013, Mr. Stern served in various positions at Oppenheimer & Co., including as a Managing Director and Head of Investment Banking, Technology, Israeli Banking and FIG. From 2002 until 2004, he was a Managing Director and the Head of Investment Banking at C.E. Unterberg, Towbin where he focused on technology and defense related sectors. From January 2000 until January 2002, Mr. Stern was the President of STI Ventures Advisory USA Inc., a venture capital firm focusing on technology investments. Prior to his term at STI Ventures, he spent over 20 years at CIBC Oppenheimer in the investment banking department and started the technology banking group in 1990. From 2002 until 2012, Mr. Stern served as the Chairman of the Board of Directors of Tucows, Inc., an internet service provider that was then a public traded company on the American Stock Exchange (and is now traded on the NASDAQ Capital Market), and, from 2012 until 2013, he served as a Director of Tucows. From 2012 until February 2014, he served as a director of Given Imaging Ltd., a manufacturer of medical devices, until Given Imaging was acquired by another company. From 2004 until 2009, he served as a director of Odimo Inc. (DBA Diamond.com), an online jewelry vendor. From 2005 until its sale in 2011, he served as a director and Chairman of the Audit Committee of Fundtech Ltd. Mr. Stern received his M.B.A. from Harvard Business School and a B.S. from Queens College.

Shabtai Adlersberg co-founded AudioCodes in 1993, and has served as our President, Chief Executive Officer and a director since inception. Until December 2012, Mr. Adlersberg also served as the Chairman of our Board of Directors. Mr. Adlersberg co-founded DSP Group, a semiconductor company, in 1987. From 1987 to 1990, Mr. Adlersberg served as the Vice President of Engineering of DSP Group, and from 1990 to 1992, he served as Vice President of Advanced Technology. As Vice President of Engineering, Mr. Adlersberg established a research and development team for digital cellular communication which was spun-off in 1992 as DSP Communications. Mr. Adlersberg holds a M.Sc. in Electronics and Computer Engineering from Tel Aviv University and a B.Sc. in Electrical Engineering from the Technion-Israel Institute of Technology, or the Technion.

Joseph Tenne has served as one of our directors since June 2003. Since May 2017, Mr. Tenne has served as a financial executive on a part time basis at Itamar Medical Ltd. (NASDAQ and TASE: ITMR (until December 2021)). Mr. Tenne serves as a director of MIND CTI Ltd. (NASDAQ: MNDO), OPC Energy Ltd. (TASE: OPCE), Sapir Corp Ltd. (TASE: SPIR), Highcon Systems Ltd. (TASE: HICN), Electreon Wireless Ltd. (TASE: ELWS) and Tarya Israel Ltd. (TASE: TRA). From August 2014 to April 2017, Mr. Tenne served as the Vice President Finance and Chief Financial Officer of Itamar Medical Ltd. From March 2005 until April 2013, Mr. Tenne served as the Chief Financial Officer of Ormat Technologies, Inc. (NYSE and TASE: ORA). From 2003 to 2005, Mr. Tenne was the Chief Financial Officer of Treofan Germany GmbH & Co. KG, a German company. From 1997 until 2003, Mr. Tenne was a partner in Kesselman & Kesselman, Certified Public Accountants in Israel (PwC Israel) and a member of PricewaterhouseCoopers International Limited. Mr. Tenne holds a B.A. in Accounting and Economics and an M.B.A. from Tel Aviv University. Mr. Tenne is also a Certified Public Accountant in Israel.

Dr. Eyal Kishon has served as one of our directors since 1997. Since 2013, Dr. Kishon has served as a director of Riskified Ltd. (NYSE: RSKD). Since 2007, Dr. Kishon has served as a director of Valens Semiconductor Ltd. (NYSE: VLN). Since 1996, Dr. Kishon has been Managing Partner of Genesis Partners, an Israel-based venture capital fund. From 1993 to 1996, Dr. Kishon served as Associate Director of Dovrat-Shrem/Yozma-Polaris Fund Limited Partnership. Prior to that, Dr. Kishon served as Chief Technology Officer at Yozma Venture Capital from 1992 to 1993. From 1991 to 1992, Dr. Kishon was a Research Fellow in the Multimedia Department of IBM Science & Technology. From 1989 to 1991, Dr. Kishon worked in the Robotics Research Department of AT&T Bell Laboratories. Dr. Kishon holds a B.A. in Computer Science from the Technion - Israel Institute of Technology and an M.Sc. and a Ph.D. in Computer Science from New York University.

Doron Nevo has served as one of our directors since 2000. Mr. Nevo is the CEO of MultiVu, a 3D imaging company, which he co-founded in 2019. From 2001 to 2018, Mr. Nevo was co-Founder, President and CEO of KiloLambda Technologies. From 1999 to 2001, Mr. Nevo was involved in fund raising activities for Israeli-based startup companies. From 1996 to 1999, Mr. Nevo served as President and CEO of NKO, Inc. Mr. Nevo established NKO in early 1995 as a startup subsidiary of Clalcom, Ltd. NKO designed and developed a full scale, carrier grade, IP telephony system platform and established its own IP network. From 1992 to 1996, Mr. Nevo was President and CEO of Clalcom Ltd. Mr. Nevo established Clalcom in 1992 as a telecom service provider in Israel. He also serves as a director of Hadasit Bio-Holdings (TASE: HBL) and of a number of private companies. Mr. Nevo holds a B.Sc. in Electrical Engineering from the Technion – Israel Institute of Technology and an M.Sc. in Telecommunications Management from Brooklyn Polytechnic.

The Independence of the Company’s Board of Directors

A majority of the Company’s directors must meet the independence standards specified under NASDAQ’s Corporate Governance Requirements. Following the Meeting, assuming the reelection of Ms. Zehava Simon and Ms. Shira Fayans Birenbaum, the Board will consist of seven members, six of whom will be independent under NASDAQ’s Corporate Governance Requirements. Specifically, the Board has determined that each of Mr. Stanley Stern, Mr. Joseph Tenne, Ms. Shira Fayans Birenbaum, Ms. Zehava Simon, Mr. Doron Nevo and Dr. Eyal Kishon each meet the independence standards of NASDAQ’s Corporate Governance Requirements. In reaching this conclusion, the Board determined that (i) none of these directors has a relationship, with the Company or otherwise, that would preclude a finding of independence, and (ii) the other relationships that these directors have with the Company do not otherwise impair their independence. None of the Company’s directors, other than Mr. Shabtai Adlersberg, is currently a member of the Company’s executive team.

Diversity of the Company’s Board of Directors

The Company is dedicated to ensuring diversity and equality in the workplace, including with respect to the composition of the Board. Accordingly, the Company considers, assesses and reviews an array of perspectives, viewpoints, skillsets, backgrounds and experiences when evaluating nominees for the Board. The table below provides certain information regarding the composition of the Board and is based on self-identification. Each of the categories listed in the table below has the meaning ascribed to such term as used under NASDAQ Listing Rule 5605(f) (and the related instructions).

Board Diversity Matrix (As of August 9, 2022)

Country of Principal Executive Offices	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	7
Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	2	5
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction:
White:
Hispanic or Latinx:
LGBTQ+:
Did Not Disclose Demographic Background:

PROPOSAL ONE

reELECTION OF MS. ZEHAVA SIMON AS A CLASS I DIRECTOR
FOR A TERM OF THREE YEARS

Background

The Company’s Nominating Committee recommended that Ms. Simon be reelected to serve until the 2025 Annual General Meeting of Shareholders, and until her successor has been elected and qualified, or until her office is vacated in accordance with the Articles of Association or the Companies Law.

Biographical information concerning Ms. Simon, the nominee for reelection as a Class I Director, is set forth below.

Zehava Simon has served as one of our directors since February 2014. Ms. Simon served as a Vice President of BMC Software Inc. from 2000 until September 2013, most recently as Vice President, Corporate Development. From 2002 to 2011, Ms. Simon served as Vice President and General Manager of BMC Software in Israel. Prior to joining BMC Software, Ms. Simon held a number of executive positions at Intel Corporation. In her last position at Intel, she led Finance and Operations and Business Development for Intel in Israel. Ms. Simon has served as a board member of various companies, including Tower Semiconductor from 1999-2004, M-Systems from 2005-2006, InSightec from 2005-2012 and Amiad Water System Ltd. (TASE: AMD) from 2014-2020. Ms. Simon is also a board member at Nova Measuring Instruments Ltd. (NASDAQ: NVMI) and NICE Ltd. (NASDAQ: NICE). Ms. Simon holds a bachelor’s degree in Social Sciences from the Hebrew University, a law degree (LL.B.) from the Interdisciplinary Center in Herzlia and a master’s degree in Business and Management from Boston University.

Proposal

The shareholders of the Company are being asked to reelect Ms. Zehava Simon as a Class I Director for a term until the 2025 Annual General Meeting of Shareholders, and until her successor is elected and qualified or until her office is vacated in accordance with the Articles of Association or the Companies Law. Management has not been made aware of any current circumstances that would render Ms. Simon unable to accept her nomination or reelection.

It is therefore proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the shareholders of the Company hereby reelect Ms. Zehava Simon to the Board of Directors of the Company to serve as a Class I Director for a term of three years until the 2025 Annual General Meeting of Shareholders and until her successor has been elected and qualified or until her office is vacated in accordance with the Company’s Articles of Association or the Israeli Companies Law, 5759-1999.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this Proposal One.

Board Recommendation

The Board hereby recommends a vote “FOR” the reelection of Ms. Zehava Simon as a Class I Director for a term of three years until the 2025 Annual General Meeting of Shareholders and until her successor has been elected and qualified, or until her office is vacated in accordance with the Articles of Association or the Companies Law.

PROPOSAL TWO

reELECTION OF Ms. Shira Fayans Birenbaum AS A CLASS II DIRECTOR
FOR A TERM OF ONE YEAR

Background

The Company’s Nominating Committee recommended that Ms. Fayans Birenbaum be reelected to serve until the 2023 AGM, and until her successor has been elected and qualified or until her office is vacated in accordance with the Articles of Association or the Companies Law.

Biographical information concerning Ms. Shira Fayans, the nominee for reelection as a Class II Director, is set forth below.

Shira Fayans Birenbaum has served as a director since March 2022. Ms. Fayans Birenbaum holds the position of President Global of CYMPIRE Ltd., a cyber simulation platform, as well as serving as a board member at ION Acquisition Corp (NYSE: IACC), a SPAC's franchise company, at POMVOM Ltd. (TASE: PMVM), and at Cyber Innovative Technologies and Anan Datacenter Solutions (a member of the Lian Group Switzerland) as an advisory board member. Ms. Fayans Birenbaum has 25 years of experience as a Board Member in publicly traded companies such as investment houses, banks, insurance, real estate, manufacturers, semiconductor and educational institutions. In the years 2014-2019, Ms. Fayans Birenbaum held the position of COO and CMO of Microsoft Israel (NASDAQ: MSTF) leading Digital Transformation. Ms. Fayans Birenbaum has extensive experience in Executive C Level positions in her previous roles. Ms. Fayans Birenbaum holds an MBA and BA both from Tel Aviv University and Marketing management certification studies from The College of Management Academic studies.

Proposal

The shareholders of the Company are being asked to reelect Ms. Shira Fayans Birenbaum as a Class II Director for a term until the 2023 AGM, and until her successor has been elected and qualified or until her office is vacated in accordance with the Articles of Association or the Companies Law. Management has not been made aware of any current circumstances that would render Ms. Fayans Birenbaum unable to accept her nomination or reelection.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the shareholders of the Company hereby reelect Ms. Shira Fayans Birenbaum to the Board of Directors of the Company to serve as a Class II Director for a term of one year until the 2023 Annual General Meeting of Shareholders and until her successor has been elected and qualified or until her office is vacated in accordance with the Company’s Articles of Association or the Israeli Companies Law, 5759-1999.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this Proposal Two.

Board Recommendation

The Board hereby recommends a vote “FOR” the reelection of Ms. Shira Fayans Birenbaum as a Class II Director for a term of one year until the 2023 AGM, and until her successor has been elected and qualified or until her office is vacated in accordance with the Articles of Association or the Companies Law.

PROPOSAL THREE

RENEWAL OF COMPENSATION POLICY FOR OFFICERS AND DIRECTORS OF THE

COMPANY

Background

Under the Companies Law, every public company must adopt a compensation policy. Every office holder’s terms of compensation – including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability – must comply with such compensation policy, and must be approved by the Board and the Board’s Compensation Committee (the “Compensation Committee”). In addition, the terms of compensation of directors, the chief executive officer, and any employee or service provider who is considered a controlling shareholder of the Company must also be approved separately by the shareholders of the Company, after the approval by the Board and the Compensation Committee.

In 2019, the shareholders of the Company approved a compensation policy for the Company’s officers and directors for the years 2019-2021 in the form attached as Annex A to this Proxy Statement (the “Compensation Policy”). The Companies Law requires the Board to reevaluate the Compensation Policy from time to time, and also upon any material change in the circumstances that existed at the time the Compensation Policy was originally formulated. The Compensation Policy must be reviewed and re-approved at least once every three years. The Compensation Policy must be recommended by the Compensation Committee, approved by the Board and approved by the shareholders of the Company, in that order. The Compensation Committee reevaluated and reapproved the Compensation Policy in its current form based upon the factors set forth in the Companies Law. The Board then reapproved the Compensation Policy in its current form, following the Board’s own examination of the compensation factors set forth in the Companies Law, and is hereby recommending that shareholders reapprove the Compensation Policy in its current form at the Meeting. If approved, the Compensation Policy will serve as the Company’s compensation policy (for purposes of the Companies Law) for all of its officers and directors until the Company’s third annual general meeting following the Meeting.

Proposed Resolution

The shareholders of the Company are being asked to approve the Compensation Policy for the officers and directors of the Company until the Company’s third annual general meeting following the Meeting.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the Compensation Policy for officers and directors of the Company until the third annual general meeting of the Company following the Meeting, as set forth in Annex A to the Proxy Statement.”

Vote Required

The adoption of this resolution requires the vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this Proposal Three. In addition, either the affirmative vote of the Ordinary Shares must include at least a majority of the Ordinary Shares voted by shareholders of the Company who are not controlling shareholders and do not have a personal interest in the approval of this Proposal Three, or the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution voted against this Proposal Three must not represent more than two percent (2%) of the outstanding Ordinary Shares.

The term “controlling shareholder” means any shareholder having the ability to direct the activities of a company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if (i) the shareholder holds fifty percent (50%) or more of the voting rights in a company (or holds twenty-five percent (25%) or more of the voting rights if no other shareholder owns more than fifty percent (50%) of the voting rights) or (ii) has the right to appoint the majority of the directors of the company or such company’s chief executive officer.

The Companies Law requires that each shareholder of the Company voting on this Proposal Three indicate whether or not such shareholder has a personal interest in this Proposal Three. Otherwise, the shareholder’s vote on this Proposal Three will not be counted. Under the Companies Law, a “personal interest” of a shareholder: (i) includes a personal interest of the shareholder and certain members of the shareholder’s family, certain family members of the shareholder’s spouse, or a spouse of any of the foregoing, or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least five percent (5%) of the shares or has the right to appoint a director or chief executive officer; and (ii) excludes an interest arising solely from the ownership of the Ordinary Shares. Under the Companies Law, in the case of a person voting by proxy for another person, “personal interest” includes a personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion on how to vote. If you do not have a personal interest in this Proposal Three, you may assume that using the form of proxy enclosed herewith will not create a personal interest. To avoid confusion, in the form of proxy card or voting instruction form, we refer to such a personal interest as a “personal benefit or other interest.”

The enclosed form of proxy or voting instruction form includes a box you can mark to confirm that you are not a “controlling shareholder” and do not have a “personal interest” in this Proposal Three arising from connections with a controlling shareholder. If you do not mark this box, your vote will not be counted. If you are unable to provide this confirmation, please contact the Company’s Chief Legal Officer for guidance at +972-3-976-4099 or, if you hold your shares in “street name” you may ask the representative managing your account to contact the Company’s Chief Legal Officer at the number above.

Board Recommendation

The Board of Directors hereby recommends a vote “FOR” the approval of the Compensation Policy for the officers and directors of the Company until the Company’s third annual general meeting following the Meeting, as set forth in Annex A to this Proxy Statement.

PROPOSAL FOUR

APPROVAL OF GRANT OF RESTRICTED SHARE UNITS

TO EACH NEWLY APPOINTED NON-EMPLOYEE DIRECTOR OF THE COMPANY

Background

At the 2017 Annual General Meeting of Shareholders, the Company’s shareholders approved the grant of 7,500 restricted share units (“RSUs”) on the date of each annual general meeting of the Company, to each continuing director who is not an employee of the Company. The approval provided that each such grant of RSUs will vest in three equal installments, upon each of the first, second and third anniversaries of the date of the annual general meeting at which such RSUs were granted, subject to the continuing service of the grantee as a director of the Company, with all of the RSUs becoming fully vested and exercisable upon a change of control of the Company. In the interest of uniformity and in order to attract highly-qualified directors in the future, the Compensation Committee recommended to extend the practice of granting RSUs to the Company’s newly appointed directors. Therefore, in accordance with the Compensation Policy, the Compensation Committee and the Board approved, subject to shareholder approval, the grant of 7,500 RSUs on the date of commencement of service as a director, to each newly appointed director who is not an employee of the Company. If a director joins the Board between two of the Company’s annual general meetings, the newly appointed director’s grant will be prorated and determined by multiplying 7,500 by one (1) minus a fraction with a (i) numerator equal to the number of whole months that will have elapsed from the date of the annual general meeting preceding the date on which the director’s service as a director commenced until the last day of the month in which the director’s service as a director commenced, and (ii) denominator equal to twelve (12). Each such grant of RSUs will vest in three equal installments, upon each of the first, second and third anniversaries of the first day of the month in which the director’s service commenced, subject to the continuing service of the grantee as a director of the Company, with all the RSUs becoming fully vested and exercisable upon a change of control of the Company. Each such grant will also be subject to other terms and conditions contained in an RSU entered into pursuant to the Compensation Policy.

Proposal

The shareholders of the Company are being asked to approve the grant of 7,500 RSUs, or a prorated number as described in this Proposal Four, on the date of commencement of service as a director, to each newly appointed director who is not an employee of the Company, as set forth above.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the grant of 7,500 restricted share units (RSUs) on the date of commencement of service as a director, to each newly appointed director who is not an employee of the Company. If a newly appointed director’s service as a director commences between annual general meetings, such grant will be determined by multiplying 7,500 by one (1) minus a fraction with a (i) numerator equal to the number of whole months that will have elapsed from the date of the annual general meeting preceding the date on which the director’s service as a director commenced until the last day of the month in which the director’s service as a director commenced, and (ii) denominator equal to twelve (12). Each such grant of RSUs will vest in three equal installments, upon each of the first, second and third anniversaries of the first day of the month in which the director’s service as a director commenced, subject to the continuing service of the grantee as a director of the Company, with all the RSUs becoming fully vested and exercisable upon a change of control of the Company. Each such grant will also be subject to other terms and conditions contained in an RSU agreement entered into pursuant to the Compensation Policy.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this Proposal Four.

Board Recommendation

The Board hereby recommends a vote “FOR” the approval of the grant of 7,500 RSUs, or a prorated number as described in Proposal Four, on the date of commencement of service as a director, to each newly appointed director who is not an employee of the Company.

proposal FIVE

APPROVAL OF GRANT OF 3,750 RESTRICTED SHARE UNITS

TO MS. SHIRA Fayans Birenbaum

Background

In accordance with the Compensation Policy, the Compensation Committee and the Board approved, subject to shareholder approval, the grant of 3,750 RSUs to Ms. Fayans Birenbaum, which shall vest in three equal installments, upon each of March 1, 2023, 2024 and 2025, which are the anniversaries of the first day of the month in which Ms. Fayans Birenbaum’s service as a director commenced, subject to the continuing service of Ms. Fayans Birenbaum as a director of the Company, with all the RSUs becoming fully vested and exercisable upon a change of control of the Company. The foregoing number of RSUs was determined based on the methodology described in Proposal Four above for proration of grants to newly appointed non-employee directors who join the Board between annual general meetings of the Company. Specifically, the annual general meeting preceding the date on which Ms. Fayans Birenbaum joined the Board was held on September 14, 2021, and Ms. Fayans Birenbaum joined the Board on March 31, 2022; accordingly, the foregoing number of RSUs is equal to: (i) 7,500, multiplied by (ii) 1/2 (or one (1) minus the fraction with a (x) numerator equal to the number of whole months that will have elapsed between September 14, 2021 and March 31, 2022, and (y) denominator equal to twelve (12)). Furthermore, in accordance with the approval by the Company’s shareholders at the 2017 Annual General Meeting of Shareholders described in Proposal Four above, as a continuing director who is not an employee of the Company, Ms. Fayans Birenbaum will also be entitled to receive an annual grant of 7,500 RSUs if she is reelected in accordance with Proposal Two above.

Proposal

The shareholders of the Company are being asked to approve the grant of 3,750 RSUs to Ms. Fayans Birenbaum, as set forth above.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that Ms. Shira Fayans Birenbaum be granted 3,750 restricted share units (RSUs), which shall vest in three equal installments, upon each of March 1, 2023, 2024 and 2025 subject to the continuing service of Ms. Fayans Birenbaum as a director of the Company, with all the RSUs becoming fully vested and exercisable upon a change of control of the Company.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this Proposal Five.

Board Recommendation

The Board of Directors hereby recommends a vote “FOR” the approval of the grant of 3,750 RSUs to Ms. Shira Fayans Birenbaum.

proposal SIX

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS
AND AUTHORIZATION OF AUDITORS’ COMPENSATION

Background

The Audit Committee of the Board (the “Audit Committee”) and the Board have each selected the accounting firm Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors to audit the Consolidated Financial Statements of the Company for the year ending December 31, 2022. Kost, Forer, Gabbay & Kasierer have audited the Company’s books and accounts since the year ended December 31, 1997.

Proposal

Shareholders of the Company are being asked to (i) ratify the selection of Kost, Forer, Gabbay & Kasierer as the Company’s independent auditors for 2022 and (ii) authorize Board to set the compensation of Kost, Forer, Gabbay & Kasierer. Subject to the shareholders of the Company approving such authorization, the Board intends to further delegate the authority to set the compensation of the auditors to the Audit Committee. The Audit Committee will pre-approve all services to be performed by, and compensation to be paid to, the Company’s auditors in accordance with the U.S. Sarbanes-Oxley Act of 2002, as amended from time to time, and the rules promulgated thereunder.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer as the Company’s independent public accountants for the fiscal year ending December 31, 2022 be, and it hereby is, ratified, and that the Board of Directors (or the Audit Committee, if authorized by the Board of Directors) be, and it hereby is, authorized to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this Proposal Six.

Board Recommendation

The Board of Directors hereby recommends a vote “FOR” the ratification of the appointment of the Company’s independent auditors and the authorization of the compensation of the auditors.

REVIEW AND DISCUSSION OF THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS
OF THE COMPANY FOR THE YEAR ENDED DECEMBER 31, 2021

In accordance with Section 60(b) of the Companies Law, shareholders of the Company are invited to discuss the audited Consolidated Financial Statements of the Company for the year ended December 31, 2021. The Company’s Annual Report on Form 20-F for the year ended December 31, 2021, including the audited Consolidated Financial Statements of the Company, was filed with the SEC on April 28, 2022 and is available on the Company’s website at www.audiocodes.com and on the SEC’s website at www.sec.gov.

PROPOSALS OF SHAREHOLDERS

Shareholder Proposals for this Meeting

Any shareholder of the Company who intends to present a proposal at the Meeting must satisfy the requirements of the Companies Law. Under the Companies Law, only shareholders who severally or jointly hold at least one percent (1%) of the Company’s outstanding voting rights are entitled to request that the Board include a proposal in a future shareholders meeting; provided, that, such proposal is appropriate for consideration by the shareholders of the Company at such meeting. Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to the Company’s Chief Legal Officer at the following address: 1 Hayarden Street, Airport City, Lod 7019900, Israel, Attention: Chief Legal Officer. For a shareholder proposal to be considered for inclusion in the Meeting, the Company’s Chief Legal Officer must receive the written proposal no later than August 9, 2022. If the Board determines that a shareholder proposal is duly and timely received and is appropriate under applicable Israeli law for inclusion in the agenda of the Meeting, the Company will publish a revised agenda for the Meeting no later than August 16, 2022 by way of issuing a press release or submitting a Report on Form 6-K to the SEC.

Shareholder Proposals for Annual General Meeting in 2023

To be considered for inclusion in the Company’s proxy statement for the 2023 AGM pursuant to the Companies Law, shareholder proposals must (i) be provided in writing and properly submitted to the Company’s Chief Legal Officer (at 1 Hayarden Street, Airport City, Lod 7019900, Israel) and (ii) otherwise comply with the requirements of the Companies Law. In addition to any matters as the Board shall decide to include in the agenda, the Company currently anticipates that the agenda for the 2023 AGM will include: (1) the election (or reelection) of the Class II Directors; (2) the approval of the appointment (or reappointment) of the Company’s independent auditors and authorization of the compensation of the independent auditors; and (3) a presentation and discussion of the audited Consolidated Financial Statements of the Company for the year ended December 31, 2022 and the auditors’ report for this period.

Pursuant to Section 66(b) of the Companies Law, shareholders of the Company who hold at least one percent (1%) of the outstanding Ordinary Shares are generally permitted to submit a proper proposal for inclusion on the agenda of a general meeting of the Company’s shareholders. Such eligible shareholders may present proper proposals for inclusion in, and for consideration at, the 2023 AGM by submitting their proposals in writing to AudioCodes Ltd., 1 Hayarden Street, Airport City, Lod 7019900, Israel, Attention: Chief Legal Officer. For a shareholder proposal to be considered for inclusion in the agenda for the 2023 AGM, the Company’s Chief Legal Officer must receive the written proposal not less than 90 calendar days prior to the first anniversary of the Meeting, i.e., no later than June 16, 2023; provided, that, if the date of the 2023 AGM is advanced by more than thirty (30) calendar days prior to, or delayed (other than as a result of adjournment) by more than thirty (30) calendar days after, the first anniversary of the Meeting, for a proposal by a shareholder to be timely it must be so delivered not later than the earlier of: (i) the seventh (7th) calendar day following the day on which the Company calls and provides notice of the 2023 AGM; and (ii) the fourteenth (14th) calendar day following the day on which public disclosure of the date of the 2023 AGM is first made.

In general, a shareholder proposal must be in English and must set forth: (i) the name, business address, telephone number, fax number and email address of the proposing shareholder (and each member of the group constituting the proposing shareholder, if applicable) and, if not a natural person, the same information with respect to the person(s) that controls or manages such person; (ii) the number of Ordinary Shares held by the proposing shareholder, directly or indirectly, including if beneficially owned (within the meaning of Rule 13d-3 promulgated under the United States Securities Exchange Act of 1934, as amended) (the “U.S. Exchange Act”) by the proposing shareholder; (iii) if any of such Ordinary Shares are held indirectly, an explanation of how they are held and by whom, and, if such proposing shareholder is not the holder of record of any such ordinary shares, a written statement from an authorized bank, broker, depository or other nominee, as the case may be, indicating the number of ordinary shares the proposing shareholder is entitled to vote as of a date that is no more than ten (10) days prior to the date of delivery of the shareholder proposal, (iv) any agreements, arrangements, understandings or relationships between the proposing shareholder and any other person with respect to any securities of the Company or the subject matter of the shareholder proposal, including any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such proposing shareholder, the purpose or effect of which is to give such proposing shareholder economic risk similar to ownership of shares of any class or series of the Company; (v) the proposing shareholder’s purpose(s) for making the proposal; (vi) the complete text of the resolution that the proposing shareholder proposes to be voted upon at the 2023 AGM; (vii) a statement of whether the proposing shareholder has a personal interest in the proposal and, if so, a description in reasonable detail of such personal interest; (viii) a declaration that all the information that is required under the Companies Law and any other applicable law to be provided to the Company in connection with such subject, if any, has been provided; (ix) if the proposal is to nominate a candidate for election to the Board, a questionnaire and declaration, in form and substance reasonably requested by the Company, signed by the nominee with respect to matters relating to his or her identity, address, background, credentials, expertise, etc., and his or her consent to be named as a candidate and, if elected, to serve on the Board; and (x) any other information reasonably requested by the Company. The Company shall be entitled to publish information provided by a proposing shareholder and the proposing shareholder shall be responsible for the accuracy thereof. In addition, shareholder proposals must otherwise comply with applicable law and the Articles of Association. AudioCodes may disregard shareholder proposals that are not timely and validly submitted in accordance with applicable law and the Article of Association.

The information set forth in this section is, and should be construed, as a “pre-announcement notice” of the 2023 AGM in accordance with Rule 5C of the Israeli Companies Regulations (Notice of General and Class Meetings in a Public Company), 2000, as amended.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those mentioned in the attached Company’s Notice of 2022 Annual General Meeting of Shareholders.

MAILING OF PROXY STATEMENT; EXPENSES; SOLICITATION

The Company is first distributing this Proxy Statement and the enclosed form of proxy on or about August 10, 2022, and will mail the same to the Company’s shareholders. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and employees of the Company may solicit proxies by telephone, in person, or by other means. Such directors, officers and employees will not receive additional compensation for such solicitation, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokerage firms, nominees, fiduciaries, and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of the Ordinary Shares held of record by such persons, and the Company will reimburse such brokerage, nominees, fiduciaries, and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

ADDITIONAL INFORMATION

The Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 was filed with the SEC on April 28, 2022, and is available for viewing and download on the SEC’s website at www.sec.gov, on the Tel-Aviv Stock Exchange filings at www.tase.co.il, as well as under the “Investor Relations” section of the Company’s website at www.audiocodes.com. In addition, the Company has filed a number of press releases with the SEC on Form 6-K, which are also available for viewing and download on the SEC’s website at www.sec.gov. Shareholders may also download a copy of these documents without charge on the Company’s website at www.audiocodes.com.

The Company is subject to the information reporting requirements of the U.S. Exchange Act applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. The Company’s SEC filings are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to these proxy rules.

By Order of the Board of Directors

Stanley Stern
Chairman of the Board

Dated: August 10, 2022

ANNEX A

Compensation Policy

COMPENSATION POLICY

AudioCodes Ltd.

Compensation Policy for Executive Officers and Directors

As Approved by the Shareholders on [ ____ ], 2022

A.	Overview and Objectives

1.	Introduction

The purpose of this document is to describe the overall compensation strategy of AudioCodes Ltd. ("AudioCodes" or the "Company") for its Executive Officers and Directors, and to provide guidelines for setting compensation of its Executive Officers and Directors (this "Compensation Policy" or "Policy"), in accordance with the requirements of the Companies Law, 1999 (the "Companies Law").

For purposes of this Policy, "Executive Officers" shall mean "Office Holders" as such term is defined in the Companies Law, excluding, unless otherwise expressly indicated herein, AudioCodes' Directors that do not have an active executive role with AudioCodes.

Under no event shall this Policy be construed to obligate the Company to provide and/or grant any compensation component mentioned hereunder, to any of its Executive Officers and/or Directors. The elements of compensation to which an Executive Officer or Director will be entitled will be exclusively those that are determined specifically in relation to him or her in accordance with the requirements of the Companies Law, and the regulations promulgated thereunder. This Policy shall apply to compensation agreements and arrangements for specific Executive Officers or Directors approved after the date on which this Compensation Policy is approved by the shareholders of AudioCodes.

The Compensation Committee and the Board of Directors of AudioCodes shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

2.	Objectives

AudioCodes believes that strong, effective leadership is fundamental to its continued growth and success in the future. This requires the ability to attract, retain, reward and motivate highly-skilled individuals with the competencies needed to excel in a rapidly changing marketplace and to continually motivate their employees. The Policy is intended to align between the need to incentivize Executive Officers to succeed in achieving their goals and the need to assure that the compensation structure meets AudioCodes’ interests and its overall financial and strategic objectives. The Policy is also designed to enable Executive Officers to be offered compensation packages that are competitive with those of other companies in our industry. To that end, this Policy is designed, among other things:

•	to ensure that the interests of the Executive Officers are closely aligned with the interests of AudioCodes' shareholders and to emphasize equity pay and long-term incentives so that Executive Officers have an interest in AudioCodes’ sustained growth and success;

•	to motivate the Executive Officers to achieve results with integrity and fairness without encouraging excessive risk-taking;

•	to support a performance culture that is based on merit, and differentiates and rewards excellent performance, both in short and long-term, and recognizes AudioCodes’ company values; and

•	to balance rewards for both short-term and long-term results to ensure sustained business performance over time.

3.	Compensation structure and instruments

3.1.	Compensation instruments under this Compensation Policy may include the following:

3.1.1.	Base salary;

3.1.2.	Benefits and perquisites;

3.1.3.	Cash bonuses;

3.1.4.	Equity-based compensation; and

3.1.5.	Retirement and termination of service arrangements.

3.2.	A change in the compensation package of an Executive Officer which reports directly and/or indirectly to the Chief Executive Officer ("CEO"), which results in an increase of such Executive Officer's total compensation by no more than an amount equal to 2 monthly salaries, may be approved solely by the CEO, provided all elements of compensation of such Executive Officer will continue to meet the requirements of the Compensation Policy.

3.3.	In setting compensation of an Executive Officer, the Compensation Committee and the Board of Directors shall consider, among other things, the following parameters:

•	the education, qualifications, professional experience, seniority and accomplishments of the Executive Officer;

•	the Executive Officer's position, responsibilities and prior compensation arrangements;

•	data of peer companies, including companies in the industry and/or geographic market, and compensation for comparably situated executives;

•	the Executive Officer's expected contribution to AudioCodes' future growth, profitability and stability;

•	the degree of responsibility imposed on and assumed by the Executive Officer;

•	the need to retain Executive Officers who have specific skills, know-how or unique expertise;

•	the ratio between the employment terms of the Executive Officer and the average and median compensation of AudioCodes' other employees (including employee-contractors and agency contractors, if any), as well as whether such ratio has a negative effect on employment relations; and

•	any requirements prescribed by the Companies Law, U.S. securities laws and NASDAQ rules from time to time.

4.	Overall compensation - Ratio between fixed and variable compensation

4.1.	This Policy aims to balance the mix of Fixed Compensation (base salary, benefits and perquisites) and Variable Compensation (cash bonuses and equity-based compensation) in order to, among other things, appropriately incentivize Executive Officers to meet Company's goals while considering Company's management of business risks;

4.2.	In light of the foregoing, the table below reflects the ratio between Fixed and Variable Compensation permitted under this Policy (per annum basis):

	Range for % of fixed compensation out of the total compensation	Range for % of variable compensation out of the total compensation (*)
CFO	10% - 100%	0 - 90%
Non Sales Executives	20% - 100%	0 - 80%
Sales Executives	20% - 100%	0 - 80%

(*) compensation includes annual bonuses and equity-based compensation. The variable component in regard of the equity compensation reflects the value at the date of grant.

5.	Inter-Company Compensation Ratio

5.1.	In the process of composing this Policy, AudioCodes has examined the ratio between overall compensation of the Executive Officers and the average and median salary of the other employees of AudioCodes (including employee-contractors and agency contractors, if any) (the "Ratio").

5.2.	The possible ramifications of the Ratio on the work environment in AudioCodes were examined in order to ensure that levels of executive compensation, as compared to the overall workforce will not have a negative impact on work relations in AudioCodes.

5.3.	The following is the current compensation Ratio: overall compensation of each Executive Officer, including the CEO, is not more than 35 times the average of the overall compensation of the other employees, and is not more than 35 times the median of the overall compensation of the other employees.

B.	Base Salary, Benefits and Perquisites

6.	Base Salary

6.1.	The base salary varies between Executive Officers, and is individually determined according to the past performance, educational background, prior business experience, qualifications, role and the business responsibilities of the Executive Officer.

6.2.	Since a competitive base salary is essential to the Company's ability to attract and retain highly skilled professionals, AudioCodes will seek to establish a base salary that is competitive with the base salaries paid to Executive Officers of a peer group of companies, while considering, among others, AudioCodes' size and field of operation. To that end, AudioCodes may utilize as a reference comparative market data and practices.

6.3.	In any event, for Executive Officers, the monthly base salary (which may be linked to the Consumer Price Index or other index) will not exceed:

•	CEO: $55,000

•	Other Executive Officers: $35,000

6.4.	In addition, Executive Officers may be awarded a fixed one-time cash payment upon recruitment.

6.5.	In the event that the services of the Executive Officer are provided via a personal management company and not by the Executive Officer directly as an employee of the Company, the fees paid to such personal management company (or unincorporated legal person) shall reflect, to the extent determined by the Company in the applicable service agreement, the base salary and the benefits and perquisites (plus applicable taxes such as Value Added Tax), in accordance with the guidelines of the Compensation Policy.

7.	Benefits and Perquisites

7.1.	The following benefits and perquisites may be granted to the Executive Officers in order, among other things, to comply with legal requirements:

7.1.1.	Vacation of up to 25 days per annum;

7.1.2.	Sick days of up to 90 days per annum;

7.1.3.	Convalescence pay according to applicable law;

7.1.4.	Monthly remuneration for a study fund, as allowed by applicable law and with reference to the practice in peer group companies;

7.1.5.	The Company shall contribute on behalf of the Executive Officer to an insurance policy (managers insurance) or a pension fund, as allowed by applicable law and with reference to the practice in peer group companies;

7.1.6.	The Company may contribute on behalf of the Executive Officer towards work disability insurance, as allowed by applicable law and with reference to the practice in peer group companies;

7.1.7.	The Company may sponsor Private Health Insurance for the Executive Officer, in accordance with the Company's policy and agreement with the insurance company;

7.1.8.	Extended notice period; and

7.1.9.	Acceleration of vesting of equity compensation for M & A.

7.2.	The Company may offer additional benefits and perquisites to the Executive Officers, which will be comparable to customary market practices, such as: company cellular phone benefits; company car benefits; refund of business travel including per diem when traveling and other business related expenses, insurances, etc.; provided however, that such additional benefits and perquisites shall be determined in accordance with Company's policies and procedures.

C.	Cash Bonuses

8.	The Objective

8.1.	Compensation in the form of cash bonus(es) is an important element in aligning Executive Officers' compensation with Company's objectives and business goals in the short-term and the long-term, such that both individual performance and overall company success are rewarded.

8.2.	The Company's policy is to allow annual cash bonuses, which may be awarded to the Executive Officers as a percentage of certain financial performance, or upon the attainment of pre-set periodical objectives and personal targets, pursuant to distinguishable terms for different Executive Officers populations, as reflected in Section 9 below.

8.3.	The performance targets payable to each Executive Officer (other than the CEO) shall be presented and recommended by the Company’s Chief Executive Officer and reviewed and approved by the Compensation Committee and the Board of Directors.

Examples of performance targets that may be considered include:

•	financial results;

•	sales results;

•	efficiency metrics;

•	internal and external customer satisfaction;

•	enterprise value;

•	execution of specific projects; and

•	attainment of milestones.

9.	The Formula

CEO

9.1.	The annual bonus of the CEO will be based on measurable financial results of the Company, as detailed below:

9.1.1.	the product of (i) 2% and (ii) the Non-GAAP Operating Income (as defined below) for the applicable year; plus

9.1.2.	the product of (i) 0.5% and (ii) the Year-over-Year Revenue Growth (as defined below) for the applicable year;

provided, however, that in the event there is a Non-GAAP Operating Loss in the applicable year, then the CEO shall not be entitled to a bonus under item 9.1.1 above.

9.2.	"Non-GAAP Operating Income" for the applicable year shall equal the Company's actual annual operating income on a non-GAAP basis for the applicable year.

"Year-over-Year Revenue Growth" for the applicable year shall equal the difference between (i) the Company's actual revenues for the applicable year, and (ii) the Company's actual revenues for the year immediately prior to the applicable year.

9.3.	A non-material portion equal up to the higher of three monthly base salaries or 25% of the annual bonus actually paid to the CEO may be based on qualitative, non-measurable criteria, according to the discretion of the Compensation Committee and the Board of Directors consideration.

9.4.	The annual bonus will not exceed the amount of $1,000,000.

Executive Officers other than the CEO

9.5.	The annual bonus will mainly be based on the measurable results of the Company, as compared to AudioCodes' budget and work plan for the relevant year, and/or specific Key Performance Indicators relevant to the performance of the Executive Officer. Such measurable criteria will be determined at the commencement of each fiscal year (or start of employment, as applicable).

9.6.	Executive Officers in sales or marketing positions may be entitled to participate in commission plans and special bonuses based on sales, sales targets or other sales-related performance.

9.7.	For all Executive Officers, except the CEO, the Compensation Committee and the Board of Directors will have full discretion to determine the annual bonus calculation and increase the final bonus payout based, among other things, additional considerations relevant to the performance and objectives of the Company and the relevant Executive Officer including non-measurable criteria.

9.8.	The annual cash bonus amounts of the Executive Officers will not exceed the following amounts:

9.8.1.	For Executive Officers who do not hold a sales or marketing position, the amount of their base annual salary; and

9.8.2.	For Executive Officers in sales or marketing positions (including the Chief Business Officer whether or not a Director of the Company) the amount of their base annual salary (which will include amounts under any commissions plans).

10.	Compensation Recovery ("Clawback")

10.1.	In the event of an accounting restatement, AudioCodes shall be entitled to recover from Executive Officers bonus compensation granted, earned or vested based on the Company’s pre-accounting restatement financial results in the amount of the excess over what would have been paid under the accounting restatement, with a three-year look-back period.

10.2.	Notwithstanding the aforesaid, the compensation recovery will not be triggered in the event of a financial restatement required due to changes in the applicable financial reporting standards.

10.3.	Nothing in this Section 10.3 derogates from any other "clawback" or similar provisions regarding disgorging of profits imposed on Executive Officers by virtue of applicable securities laws.

D.	Equity-Based Compensation

11.	The Objective

11.1.	The equity-based compensation for AudioCodes' Directors and Executive Officers is designed in a manner consistent with the underlying objectives in determining the base salary and the annual bonus, with its main objectives being to enhance the alignment between the Directors' and Executive Officers' interests with the long term interests of AudioCodes and its shareholders, and to strengthen the retention and the motivation of Directors and Executive Officers in the long term. In addition, since equity-based awards are to be usually structured to vest over a long term, their incentive value to recipients is aligned with longer-term strategic plans.

11.2.	The equity-based compensation offered by AudioCodes is intended to be in a form of stock options and/or other equity instruments, such as RSUs or Restricted Shares, in accordance with the Company's equity compensation plans and policies in place from time to time.

12.	General guidelines for the grant of equity-based compensation

12.1.	The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the Executive Officer.

12.2.	As a general policy, equity-based compensation for AudioCodes' Executive Officers shall fully vest over a period of between 1 to 4 years.

12.3.	In addition to time-based vesting, the exercise or settlement of part or all of the equity-based compensation of certain Executive Officers may also be subject to the achievement of predetermined performance goals.

12.4.	Terms of equity-based compensation will also include terms in connection with the Executive Officer's termination or cessation of service (due to dismissal, resignation, death or disability) and changes in the Company's ownership. This may include provisions for extending the period for exercise of equity-based compensation upon such termination, enabling acceleration of vesting of unvested equity-based compensation, etc.

12.5.	The Board of Directors may, following approval by the Compensation Committee, make provisions with respect to the acceleration of the vesting period of any Executive Officer's awards, including, without limitation, in connection with a change of control.

12.6.	The fair market value of the equity-based compensation for the Executive Officers will be determined according to acceptable valuation practices at the time of grant. Such fair market value, as examined at the time of grant as aforesaid, shall not exceed the amount of $2,000,000 per year of vesting on a linear basis.

E.	Retirement and Termination of Service Arrangements

13.	Advance notice

AudioCodes may provide an Executive Officer a prior notice of termination of up to 6 months (up to 12 months for the CEO), during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his equity-based compensation. During the advance notice period the Executive Officer may be required to continue providing services to AudioCodes.

14.	Transition period

AudioCodes may provide an additional transition period during which the Executive Officer will be entitled to up to an additional 6 months of continued base salary, benefits and perquisites beyond the advance notice period described above.

Additionally, the Board of Directors may, following approval by the Compensation Committee, approve to continue the vesting and/or the exercise eligibility of such Executive Officer's options during such transition period.

The transition period shall be conditioned on terms of service of at least 2 years, on the employment relationship not being terminated with the Executive Officer for cause, and will be determined based on some or all of the following considerations: the period of service or employment of the Executive Officer (subject to as mentioned above, terms of service not being less than 2 years), service or employment terms during the Executive Officer's service or employment period, AudioCodes' performance during such period, Executive Officer's contribution to the achievement of AudioCodes' objectives and performance and the particular circumstances of termination of employment or service.

15.	Additional Retirement and Termination Benefits

AudioCodes may provide additional retirement and termination benefits and payments as may be required by applicable law (e.g., mandatory severance pay under Israeli labor laws).

In addition, AudioCodes may provide additional termination payments in the event such Executive Officer’s employment is terminated within 12 months after a change of control of AudioCodes. Such termination payments shall not exceed in value the equivalent of 6 monthly base salaries of the Executive Officer (12 monthly base salaries for the CEO or CBO).

F.	Exculpation, Indemnification and Insurance

16.	Exculpation

AudioCodes may exculpate the members of its Board of Directors and its Executive Officers from a breach of duty of care, to the extent permitted by applicable law.

17.	Indemnification

AudioCodes may indemnify its Directors and Executive Officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the Executive Officer, as provided in the indemnity agreement between such individuals and AudioCodes, all subject to applicable law.

18.	Insurance

18.1.	AudioCodes will provide "Directors and Officers Insurance" (the "Insurance Policy") for its Directors and Executive Officers.

18.2.	The maximum aggregate coverage for the Insurance Policy will be up to $100,000,000, as may be increased or decreased from time to time by the shareholders.

18.3.	The maximum aggregate annual premium will be up to $2,000,000, as may be increased or decreased from time to time by the shareholders.

G.	Board of Directors Compensation

19.	The members of the Company's Board of Directors may (and, in the case of external directors, shall) be entitled to remuneration and refund of expenses according to the provisions of the Companies Regulations (Rules on Remuneration and Expenses of Outside Directors), 2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 2000, as such regulations may be amended from time to time.

20.	In addition, the members of the Company's Board of Directors may be granted equity-based compensation which shall fully vest over a period of between 1 to 4 years, and having a fair market value (determined according to acceptable valuation practices at the time of grant) not to exceed, with respect to each director, $350,000 per year of vesting, on a linear basis, subject to applicable law and regulations, and otherwise subject to the other terms as described in Item D (Equity-Based Compensation) of this Policy.